Robert A. Riecker
Vice President, Chief Accounting Officer and Controller
Sears Holdings Corporation
3333 Beverly Road B5-168A
Hoffman Estates, IL 60179
(847) 286-3715

VIA EDGAR

July 3, 2013

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Sears Holdings Corporation
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 20, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
File No. 0-51217

Dear Mr. Thompson:

I want to thank you for your comments concerning the above-referenced documents, as set forth in your letter dated June 24, 2013, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments. Proposed changes to future disclosures have also been highlighted in bold for your convenience.

Mr. William H. Thompson	Page 2
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1.
Please disclose why management believes the presentation of non-GAAP financial measures, including Adjusted EBITDA, Adjusted EPS and results of operations on an “As Adjusted” basis provides useful information to investors regarding your financial condition and results of operations in your discussion of the non-GAAP financial measures on pages 25 and 27. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K. Please note that this comment also applies to other periodic reports that include the presentation of non-GAAP financial measures.

Response

The Company regularly provides investors with non-GAAP financial measures in our quarterly and annual periodic reports, including Adjusted EBITDA, Adjusted EPS and results of operations on an “As Adjusted” basis. With regard to Adjusted EBITDA, management believes that this is a useful measure, as it is one of the primary measures we use to evaluate the operating performance of our businesses and it is used for executive compensation metrics. We also believe that Adjusted EBITDA is useful as it excludes the effects of financings and investing activities by eliminating interest and depreciation costs, excluding gains/(losses) on the sale of assets, which result from investing decisions rather than ongoing operations, and adjusts for other significant items, which may periodically affect our results, but may vary significantly from period to period and may have a disproportionate effect in a given period, and therefore affects comparability of results.

The Company also provides investors results of operations on an “As Adjusted” basis, including Adjusted EPS. We believe that this is information that investors want from us and if we did not provide it, they would perform the same calculations on their own, adjusting for significant items that affect comparability of results. In general, the adjustments are the same as those included in Adjusted EBITDA, but may also include items outside of EBITDA, such as significant gains/(losses) on sales of assets or tax matters.

While, pursuant to Item 10(e)(1)(i)(C) of Regulation S-K, our disclosure was intended to summarize why management believes the presentation of non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations, in future quarterly and annual periodic reports, we propose to provide additional disclosure related to our rationale for including adjustments similar to the following:

In addition to our net income (loss) from continuing operations determined in accordance with GAAP, for purposes of evaluating operating performance, we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") measurement as well as Adjusted Earnings per Share (“Adjusted EPS”).

Adjusted EBITDA is computed as net income (loss) attributable to Sears Holdings Corporation appearing on the Statements of Operations excluding income (loss) attributable to noncontrolling interest, income tax expense, interest expense, interest and investment income, other income (loss), depreciation and amortization and gains on sales of assets. In addition, it is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our businesses, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions, as it excludes a number of important cash and non-cash recurring items.

Mr. William H. Thompson	Page 3
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of ongoing operating performance, and useful to investors, because:

•	EBITDA excludes the effects of financings and investing activities by eliminating interest and depreciation costs;

•	Management considers gains/(losses) on the sale of assets to result from investing decisions rather than ongoing operations; and

•
Other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results. Adjustments to EBITDA include impairment charges related to fixed assets and intangible assets, pension settlements, closed store and severance charges, domestic pension expense, transaction costs and hurricane losses. We have adjusted our results for these items to make our statements more comparable and therefore more useful to investors as the items are not representative of our ongoing operations and reflect past investment decisions.

•
Impairment charges – Accounting standards require the Company to evaluate the carrying value of fixed assets, goodwill and intangible assets for impairment. As a result of the Company’s analysis, we have recorded impairment charges related to certain fixed assets and goodwill balances.

•
Pension settlements – The Company amended its domestic pension plan and offered a one-time voluntary lump sum payment option in an effort to reduce its long-term pension obligations and ongoing annual pension expense. The pension settlements were funded from existing pension plan assets. In connection with this transaction, the Company incurred a charge to operations as a result of the requirement to expense the unrealized actuarial losses. The charge had no effect on equity because the unrealized actuarial losses are already recognized in accumulated other comprehensive income/(loss). Accordingly, the effect on retained earnings was offset by a corresponding reduction in accumulated other comprehensive loss.

•
Closed store reserve and severance – We are transforming our Company to a less asset-intensive business model. Throughout this transformation, we continue to make choices related to our stores, which could result in sales, closures, lease terminations or a variety of other decisions.

•
Domestic pension expense – Contributions to our pension plans remain a significant use of our cash on an annual basis. Cash contributions to our pension and postretirement plans are separately disclosed on the cash flow statement. While the Company's pension plan is frozen, and thus associates do not currently earn pension benefits, we have a legacy pension obligation for past service performed by Kmart and Sears associates. The annual pension expense included in our statement of operations related to these legacy domestic pension plans was relatively minimal in years prior to 2009. However, due to the severe decline in the capital markets that occurred in the latter part of 2008, our domestic pension expense was $165 million in 2012, $74 million in 2011 and $120 million in 2010. This adjustment eliminates the pension expense from the statement of operations to improve comparability. Pension expense is included in the determination of Net Income. One of the components of pension expense is amortization of actuarial gains/losses of the domestic pension plan arising from prior periods. Actuarial gains/losses represent the effect of experience differing from assumptions, including the difference between actual and expected plan asset

Mr. William H. Thompson	Page 4
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

returns, and the effects of changes in assumptions over the life of the plan. The components of the adjustments to EBITDA related to domestic pension expense were as follows:(1)

millions	2012	2011	2010
Interest cost	$291	$313	$320
Expected return on plan assets	(291)	(302)	(287)
Amortization of experience losses	165	63	87
	$165	$74	$120

(1)	– This portion contains proposed changes from our response to question 3.

•
Transaction costs – We took certain actions in 2012 including the separation of our Sears Hometown and Outlet businesses through a rights offering transaction and the partial spin-off of our interest in Sears Canada. We incurred costs with respect to these strategic initiatives that are not representative of ongoing operations.

•	Hurricane losses – We have incurred expenses related to hurricane losses, which are generally infrequent and can have a significant impact on our results.

We also believe that our use of Adjusted EPS provides an appropriate measure for investors to use in assessing our performance across periods, given that this measure provides an adjustment for certain significant items which may vary significantly from period to period, improving the comparability of year-to-year results and is therefore representative of our ongoing performance. Therefore, we have adjusted our results for them to make our statements more useful and comparable. However, we do not, and do not recommend that you, solely use Adjusted EPS to assess our financial and earnings performance. We also use, and recommend that you use, diluted earnings per share in addition to Adjusted EPS in assessing our earnings performance.

In addition to the significant items included in the Adjusted EBITDA calculation, Adjusted EPS includes the following other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

•
Gains on sales of assets – We have recorded significant gains on sales of assets which were primarily attributable to several real estate transactions. Management considers these gains on sale of assets to result from investing decisions rather than ongoing operations.

•
Tax Matters - In 2011, we recorded a non-cash charge to establish a valuation allowance against substantially all of our domestic deferred tax assets. Accounting rules generally require that a valuation reserve be established when income has not been generated over a three-year cumulative period to support the deferred tax asset. While an accounting loss was recorded, we believe no economic loss has occurred as these net operating losses and tax benefits remain available to reduce future taxes as income is generated in subsequent periods. As this valuation allowance has a significant impact on the effective tax rate, we have adjusted our results to reflect a standard effective tax rate for the Company. During 2010, Sears Canada paid $754 million in dividends of which Holdings received $639 million. As Sears Canada is a consolidated subsidiary of Holdings, no income was recognized

Mr. William H. Thompson	Page 5
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

on the receipt of the dividend. However, Holdings did record $9 million of income tax expense related to the dividend.

2.
Please disclose the decrease in revenues attributable to the decline in Kmart and Sears Full-line stores and the decrease in comparable store sales in dollars in your discussion and analysis of revenues and comparable store sales set forth in your discussion and analysis of consolidated results on pages 28 and 30 and business segment results on pages 33, 34, 35, 37, 38 and 39 or tell us why disclosure of this information is not meaningful to investors in light of the declining trend in the number of Kmart and Full-line stores in operation.

Response

In future quarterly and annual periodic reports, we will quantify the impacts similar to the revised 10-K disclosures outlined below:

Revenues decreased $1.7 billion, or 4.1%, to $39.9 billion, as compared to revenues of $41.6 billion in 2011. The decline in revenue was primarily the result of having fewer Kmart and Sears Full-line stores in operation, which accounted for approximately $930 million, a decrease in domestic comparable store sales of 2.5%, or approximately $740 million, and the separation of the Sears Hometown and Outlet businesses, partially offset by the inclusion of an additional week of revenues in 2012. The Company recorded approximately $500 million of revenues during the 53rd week of 2012. The separation of the Sears Hometown and Outlet businesses resulted in a net decrease in revenues of approximately $100 million. Additionally, Sears Canada had a 5.6%, or approximately $185 million, decline in comparable stores sales and revenues for the year included a decrease of $37 million due to changes in foreign currency exchange rates.

Revenues decreased $1.1 billion, or 2.6%, to $41.6 billion in 2011, as compared to revenues of $42.7 billion in 2010. The decline in revenues was primarily a result of a 2.2%, or approximately $710 million, decrease in domestic comparable stores sales and the effect of having fewer Kmart and Sears Full-line stores in operation, which accounted for approximately $240 million. Additionally, Sears Canada had a 7.7%, or approximately $285 million, decline in comparable store sales, which was partially offset by an increase of $171 million due to changes in the Canadian foreign exchange rate.

Kmart’s revenues decreased by $718 million to $14.6 billion as comparable store sales decreased 3.7%, or approximately $540 million, in 2012. The decrease in revenue was also due to the impact of Kmart having fewer stores in operation during 2012, which accounted for approximately $400 million. These declines were partially offset by the inclusion of approximately $190 million of revenues recorded in the 53rd week of 2012.

Kmart's total sales decreased by $308 million, as comparable store sales decreased 1.4%, or approximately $220 million, in 2011. The declines in revenue were primarily due to lower comparable store sales and the effect of having fewer Kmart stores in operation, which accounted for approximately $75 million. The Kmart declines in comparable store sales included decreases in the consumer electronics, pharmacy, home, apparel and jewelry categories, partially offset by an increase in the grocery and household category.

Sears Domestic’s revenues decreased by $672 million as comparable store sales decreased 1.4%, or approximately $200 million. The decline in revenue is mainly due to the impact of having fewer Sears Full-line stores in operation, which accounted for approximately $530 million, the decline in comparable store sales and the separation of the Sears Hometown and Outlet businesses, partially offset by the inclusion of approximately $275 million of revenues recorded in the 53rd week of 2012. The separation of the Sears Hometown and Outlet businesses resulted in a net decrease in revenues of approximately $100 million.

Mr. William H. Thompson	Page 6
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Sears Domestic's total sales decreased by $626 million to $21.6 billion in 2011, as comparable store sales decreased 3.0%, or approximately $490 million. The decline in revenue was mainly due to the decrease in comparable store sales, as well as the impact of having fewer Sears Full-line stores in operation, which accounted for approximately $165 million. The decrease in comparable store sales was primarily driven by declines in the appliances and consumer electronics categories, and were partially offset by an increase in the home category.

Sears Canada’s revenues decreased $323 million for 2012 as compared to the same period last year and included a $37 million decrease due to the impact of exchange rates during the year. On a Canadian dollar basis, revenues decreased by $286 million predominately due to a 5.6%, or approximately $185 million, decrease in comparable store sales primarily due to sales decreases in the tools, lawn and garden, electronics, bed and bath, women's apparel and menswear categories, partially offset by an increase in major appliances. These declines were partially offset by the inclusion of approximately $35 million of revenues recorded in the 53rd week of 2012.

Sears Canada's revenues decreased by $163 million in 2011 to $4.6 billion and included a $171 million increase due to the impact of exchange rates. On a Canadian dollar basis, revenues decreased by $334 million, due to a 7.7%, or approximately $285 million, decline in comparable store sales primarily attributable to sales declines in the hardlines and home categories, with industry-wide price compression and aggressive competition affecting sales in major appliances, electronics and home décor products. Revenue in the apparel and accessories categories also experienced declines primarily in women's wear and men's wear.

3.
We note that the adjustments to determine Adjusted EBITDA includes your domestic pension expense, which includes amortization of actuarial gains and losses. Since you present a non-GAAP measure that removes the amortization, please disclose that:

•	Net income reflects the amortization of actuarial gains/losses of the domestic pension plan arising from prior periods;

•
Actuarial gains/losses represent the effect of experience differing from assumptions, including the difference between actual and expected plan asset returns, and the effects of changes in assumptions over the life of the plan;

•	Adjusted EBITDA, excludes amortization of actuarial gains/losses arising in prior periods, and as a result, Adjusted EBITDA reflects an expected return on plan assets; and

•
The amounts of the expected return on plan assets and the actual return on plan assets for each year presented and the average expected return on plan assets as a percentage of plan assets for each year presented.

Response

In response to the Staff’s comment, in future quarterly and annual periodic reports we propose to provide additional disclosure related to the nature of the adjustment for pension expense in our non-GAAP disclosures similar to the following:

Contributions to our pension plans remain a significant use of our cash on an annual basis. Cash contributions to our pension and postretirement plans are separately disclosed on the cash flow statement. While the Company's pension plan is frozen, and thus associates do not currently earn pension benefits, we have a legacy pension obligation for past service performed by Kmart and

Mr. William H. Thompson	Page 7
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Sears associates. The annual pension expense included in our statement of operations related to these legacy domestic pension plans was relatively minimal in years prior to 2009. However, due to the severe decline in the capital markets that occurred in the latter part of 2008, our domestic pension expense was $165 million in 2012, $74 million in 2011 and $120 million in 2010. This adjustment eliminates the pension expense from the statement of operations to improve comparability. Pension expense is included in the determination of Net Income. One of the components of pension expense is amortization of actuarial gains/losses of the domestic pension plan arising from prior periods. Actuarial gains/losses represent the effect of experience differing from assumptions, including the difference between actual and expected plan asset returns, and the effects of changes in assumptions over the life of the plan. The components of the adjustments to EBITDA related to domestic pension expense were as follows:

millions	2012	2011	2010
Interest cost	$291	$313	$320
Expected return on plan assets	(291)	(302)	(287)
Amortization of experience losses	165	63	87
	$165	$74	$120

For illustrative purposes, we have provided the components of the adjustments that were included in the Fiscal 2012 annual filing on Form 10-K.

Holdings’ Consolidated Results, page 24

4.
Please disclose the dollar amount of online sales included in comparable store sales amounts for each year presented in the last paragraph on page 24 or tell us why disclosure of on-line sales is not meaningful to investors given your capital investments in online and mobile shopping capabilities and enhancements to your SHOP YOUR WAY Membership platform disclosed in your discussion of investing activities and cash flows on page 41.

Response

As you noted, we have made capital investments in our online and mobile shopping capabilities and enhancements to our SHOP YOUR WAY Membership platform. Many of these investments have gone toward capabilities that allow our members and customers to shop wherever they want, whenever they want and however they want, thus allowing us to become a truly integrated retailer. These transactions can include such things as web-to-store, store-to-home and web-to-home. In addition, we have found that many of our customers, especially for big-ticket items, research their purchase online prior to making a purchase in store. Many of the transactions in an integrated retail environment, such as web-to-store transactions, are credited to the store that completed or facilitated the transaction and, therefore have always been a part of our comparable store sales.

Comparable store sales included sales from sears.com and kmart.com that were shipped directly to customers (i.e. - web to home) of approximately $836 million, $770 million and $665 million in 2012, 2011 and 2010, respectively. Each of these values represents less than two percent of our total revenues. These sales only impacted comparable store sales by approximately 30 basis points, 40 basis points and 30 basis points, in 2012, 2011 and 2010, respectively. As we did when we initially added direct online sears.com and kmart.com sales to our calculation, we will disclose the impact of direct online sales in future quarterly and annual periodic reports, if these sales have a significant impact on the calculation.

Mr. William H. Thompson	Page 8
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Analysis of Consolidated Financial Condition, page 40
Contractual Obligations and Off-Balance Sheet Arrangements, page 47

5.	Please include other long-term liabilities in the table or include a discussion of other long-term liabilities to the extent necessary for an understanding of the timing and amount of the obligations.

Response

The contractual obligations tabular disclosure aids the reader in understanding liquidity and capital resource disclosures in MD&A and is prepared with the goal of presenting a meaningful snapshot of cash requirements arising from contractual payment obligations. The Company reported other long-term liabilities of $2,126 million at February 2, 2013.

As disclosed in Note 16 – Supplemental Financial Information, the other long-term liabilities balance includes unearned revenues of $843 million and self-insurance reserves of $714 million. The remaining balance is primarily comprised of uncertain tax positions, unfavorable leasehold interests and deferred rent.

The Company has included the liability and interest related to uncertain tax positions in the contractual obligations table. The Company also has included minimum lease payments for operating leases and capital lease obligations in the contractual obligations table, which would incorporate any deferred rent liability.

However, the Company has not included other long-term liabilities related to unearned revenues, self-insurance reserves or unfavorable leasehold interests in the contractual obligations table, as they do not represent cash requirements arising from contractual payment obligations. While self-insurance reserves represent an estimate of our future obligation and not a contractual payment obligation, we have disclosed expected payments with respect to self-insurance reserves in Note 1 – Summary of Significant Accounting Policies.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 61

Note 3 – Borrowings, page 71
Domestic Credit Agreement, page 72

6.
We note that the domestic credit agreement limits your ability to pay dividends under certain circumstances. Please tell us the nature of the restrictions in more detail and your consideration of providing the disclosures required by Rules 4-08(e)(1) and (2) of Regulation S-X.

Response

Our revolving credit facility does not impose any limitations or covenants based solely on equity or retained earnings balances or net income.
While, pursuant to Rule 4-08(e)(1) of Regulation S-X, our disclosure was intended to summarize the significant restrictions that would limit the payment of dividends by the Company, in future quarterly and annual periodic reports, we propose to provide greater detail, including in the footnotes to the financial statements, concerning the nature of the restrictions as follows:

The Domestic Credit Agreement limits our ability to make restricted payments, including dividends and share repurchases, subject to specified exceptions that are available if, in each case, no event of default under the credit facility exists immediately before or after giving effect to the

Mr. William H. Thompson	Page 9
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

restricted payment. These include exceptions that require that projected availability under the credit facility, as defined, is at least 15% and an exception that requires that the restricted payment is funded from cash on hand and not from borrowings under the credit facility. The Domestic Credit Agreement also imposes various other requirements, which take effect if availability falls below designated thresholds, including a cash dominion requirement and a requirement that the fixed charge ratio at the last day of any quarter be not less than 1.0 to 1.0.
The Company does not have any undistributed earnings of 50% or less owned persons accounted for by the equity method as of February 2, 2013, the end of our most recent fiscal year. Accordingly, the disclosures described in Rule 4-08(e)(2) of Regulation S-X are not required.

Note 7 – Benefit Plans, page 78
Pension Plans, page 79

7.
Please tell us how you determined the discount rates used in the measurement of plan obligations at the most recent balance sheet date and why you believe the discount rates are reasonable based on the expected dates and amounts of cash outflows associated with retiree pension benefits.

Response

The Company’s actuarial valuations of pension and postretirement benefit plan obligations utilize key assumptions including discount rates. To determine the discount rate used in the measurement of plan obligations, a cash flow matching analysis of the Sears and Kmart retirement liabilities using a non-collateralized bond portfolio as of January 31, 2013 was performed. Discount rates are derived by identifying a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for the plan’s projected benefit payments. A separate portfolio is developed for the pension and post-retirement plans. In addition to considering the results that cash flow matching produces, the Company gives consideration to changes in the Citigroup Pension Liability Index and the Citigroup Above Median Index. Given the results of the cash flow matching analysis and relative change in benchmark rates, we determined that our discount rate selections are reasonable. In future quarterly and annual periodic reports, we will expand the Pension Benefits section of the critical accounting policies section of the MD&A to describe the method of determining discount rates as follows:

Defined Benefit Pension Plans

The fundamental components of accounting for defined benefit pension plans consist of the compensation cost of the benefits earned, the interest cost from deferring payment of those benefits into the future and the results of investing any assets set aside to fund the obligation. Such retirement benefits were earned by associates ratably over their service careers. Therefore, the amounts reported in the income statement for these retirement plans have historically followed the same pattern. Accordingly, changes in the obligations or the value of assets to fund them have been recognized systematically and gradually over the associate's estimated period of service. The largest drivers of losses or charges in recent years have been the discount rate used to determine the present value of the obligation and the actual return on pension assets. We recognize the changes by amortizing experience gains/losses in excess of the 10% corridor into expense over the associated service period.

The Company's actuarial valuations utilize key assumptions including discount rates and expected returns on plan assets. We are required to consider current market conditions, including changes in interest rates and plan asset investment returns, in determining these assumptions. The determination of our obligations and expense for pension benefits is dependent upon certain assumptions used in calculating such amounts. Key assumptions used in the actuarial

Mr. William H. Thompson	Page 10
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

valuations include the discount rate and expected long-term rate of return on plan assets. To determine the discount rate used in the development of the benefit obligation and net periodic benefit cost, a cash flow matching analysis of the expected future benefit payments is performed. In addition to considering the results that cash flow matching produces, the Company gives consideration to changes in industry benchmark yield curve rates. Actuarial assumptions may differ materially from actual results due to changing market and economic conditions, changes in investment strategies, higher or lower withdrawal rates, and longer or shorter life spans of participants.

The Sears Holdings Corporation Investment Committee is responsible for the investment of the assets of Holdings' domestic pension plan. The Investment Committee, made up primarily of select members of senior management, has appointed a non-affiliated third party professional to advise the Investment Committee with respect to the SHC domestic pension plan assets. The plan's overall investment objective is to provide a long-term return that, along with Company contributions, is expected to meet future benefit payment requirements. A long-term horizon has been adopted in establishing investment policy such that the likelihood and duration of investment losses are carefully weighed against the long-term potential for appreciation of assets. The plan's investment policy requires investments to be diversified across individual securities, industries, market capitalization and valuation characteristics. In addition, various techniques are utilized to monitor, measure and manage risk.

For purposes of determining the periodic expense of our defined benefit plan, we use the fair value of plan assets as the market related value. A one-percentage-point change in the assumed discount rate would have the following effects on the pension liability:

millions	1 percentage-point Increase	1 percentage-point Decrease
Effect on interest cost component	$30	$(39)
Effect on pension benefit obligation	$(674)	$814

For 2013 and beyond, the domestic weighted-average health care cost trend rates used in measuring the postretirement benefit expense are a 8.5% trend rate in 2013 to an ultimate trend rate of 6.5% in 2017. A one-percentage-point change in the assumed health care cost trend rate would have the following effects on the postretirement liability:

millions	1 percentage-point Increase	1 percentage-point Decrease
Effect on total service and interest cost components	$1	$(1)
Effect on postretirement benefit obligation	$31	$(27)

Mr. William H. Thompson	Page 11
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20
Fiscal Year 2012 Compensation Decisions, page 23
2012 Annual Incentive Plan Opportunity, page 24

8.
We note that you made payments to Messrs. Drobny and Jooma under the annual incentive plan because “certain BO goals were achieved in fiscal year 2012.” Please disclose these goals and the levels at which they were achieved. Please refer to Item 402(b) of Regulation S-K.

Response

With respect to payouts to named executive officers under our annual incentive plan (“AIP”), in future quarterly and annual periodic reports, we will disclose the goals and levels at which the payouts were achieved. We submit the following, which illustrates the substance of the disclosure that we will provide, based on the results under the 2012 AIP:

Mr. Drobny received an annual incentive payment under the 2012 AIP of $128,286 and Mr. Jooma received an annual incentive payment under the 2012 AIP of $167,593. Mr. Drobny’s payout was attributable to the 50% of his award that was based on the sum of the AIP payout amounts that were potentially payable under the 41 separate performance goals applicable to most of the Company’s operating business units (the “Operating Business Unit Group”). Mr. Jooma’s payout was attributable to the 25% of his 2012 AIP award that was based on the Operating Business Unit Group payouts and the 25% of his award that was based on the performance of the operating business units for which Mr. Jooma had direct responsibility. The Business Operating Profit (“BOP”) and gross margin targets for the 21 Operating Business Unit Group performance goals that achieved the applicable threshold level of performance (the weighted average of which was 75% of target) ranged from $(2,297,125) to $702,442,944, while actual results ranged from $(1,344,470) to $500,915,842. The target and actual results for each performance goal applicable to the operating business units for which Mr. Jooma was directly responsible were as follows: (1) Online BOP (6.25% of his award) - $0 and $22,293,985, respectively; (2) Online gross margin (6.25% of his award) - $500,000,000 and $496,882,492, respectively; and (3) Financial Services BOP (12.5% of his award) - $175,000,000 and $174,000,000, respectively. The threshold level for each of these performance goals was approximately 95% of the target.

* * * * * * * * *

Mr. William H. Thompson	Page 12
Accounting Branch Chief
Securities and Exchange Commission
July 3, 2013

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-3715.

Sincerely,

/s/ Robert A. Riecker
Robert A. Riecker
Vice President, Chief Accounting Officer and Controller

cc:	Mr. Edward S. Lampert
Chairman of the Board of Directors and Chief Executive Officer
Sears Holdings Corporation

Mr. Dane A. Drobny
Senior Vice President, General Counsel and Corporate Secretary
Sears Holdings Corporation